FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  21 March, 2004





                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)





       Baltimore Technologies plc, 1310 Waterside, Arlington Business Park
                   Theale, Reading, Berkshire, England RG7 4SA
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding Re: Acquisitor requisition dated 21 March, 2004





                          Baltimore Technologies plc

London, UK - 21 March 2004. The Board of Baltimore Technologies plc (Baltimore,
London: BLM) received a written notice from Acquisitor Holdings (Bermuda) Limited (Acquisitor) on Saturday 20 March 2004, requesting an extraordinary meeting of shareholders to consider resolutions to remove the entire Board of Baltimore. The Board is reviewing the notice with its advisers and will be taking appropriate action in due course.

The Board considers that:

   -This move is opportunistic in seeking to secure control of the company and its assets, without paying a premium to shareholders by making a formal offer for the company.

   -The timing of this notice is disruptive to the process already well underway which will see it present proposals for Baltimore's future to shareholders at the time of the company's financial results announcement on 31 March 2004, as publicly communicated. There will be no change to the date for release of Baltimore's financial results as a result of this notice.

The Board is open to considering any viable alternative plan that Acquisitor has for Baltimore, provided it offers fair value for shareholders and is presented in a transparent way. To date no proposals from Acquisitor for the future of company have been forthcoming.

The Board will be writing to shareholders in due course setting out proposals for Baltimore's future for their approval and until then recommends that shareholders take no action. In the meantime, Baltimore's shareholder helpline continues to be open from 09.00 to 17.30, Monday to Friday, on 00800 8888 8080.

                                     - Ends -

For further information:
Smithfield    +44 (0) 20 7360 4900
Andrew Hey    +44 7836 276 068
Nick Bastin   +44 7931 500 066
Will Swan     +44 7787 197 508

Information on Baltimore Technologies
Following the completion of the disposal of Baltimore Technologies' core PKI business on 2 December 2003, the continuing Group's assets consist primarily of cash and a range of property interests. The management is currently reviewing a number of strategic options, principally reinvesting the cash by acquiring another business, or returning cash to shareholders, or a combination of both. www.baltimore.com


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                Baltimore Technologies plc





                By:

                Name:       Dennis Paul Kelly
                Title:      Chief Financial Officer & Chief Operating Officer




Date: 22 March, 2004